SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X                Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                          No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                          No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                          No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press Release, dated March 26, 2009, entitled “Samsung Selects Spreadtrum as New Chipset Supplier.”

Exhibit 99.2:	Press Release, dated April 3, 2009, entitled “Spreadtrum Communications, Inc. Announces Changes in Finance Personnel.”

Exhibit 99.3:	Press Release, dated April 7, 2009, entitled “Mirics and Spreadtrum Announce Availability of Embedded CMMB PCTV Solution.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Leo Li
Name:	Leo Li
Title:	Chief Executive Officer

Date: April 9, 2009

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press Release, dated March 26, 2009, entitled “Samsung Selects Spreadtrum as New Chipset Supplier.”

Exhibit 99.2:	Press Release, dated April 3, 2009, entitled “Spreadtrum Communications, Inc. Announces Changes in Finance Personnel.”

Exhibit 99.3:	Press Release, dated April 7, 2009, entitled “Mirics and Spreadtrum Announce Availability of Embedded CMMB PCTV Solution.”

Exhibit 99.1

Samsung Selects Spreadtrum as New Chipset Supplier

Shanghai, China - March 27, 2009 – Samsung, the global leader in semiconductor, telecommunication, digital media and digital convergence technologies has selected Spreadtrum Communications, Inc. (NASDAQ: SPRD) (the “Company”), one of China’s leading wireless baseband chipset providers, as a new chipset supplier. Spreadtrum’s QS520 GSM/GPRS and QS1001 EDGE transceivers have been designed into Samsung’s mobile phone models that are to be shipped internationally. The Company has commenced volume shipment of these two products to Samsung.

“We are very pleased that Samsung has selected Spreadtrum as a new chipset supplier,” said Dr. Leo Li, Spreadtrum’s President & Chief Executive Officer. “We have developed competitive GSM/GPRS and EDGE transceivers, and it feels great to have a world-class customer confirm this. We will work with Samsung to achieve a smooth ramp-up of these products and cooperate with Samsung in future products.”

The Spreadtrum QS520 GSM/GPRS and QS1001 EDGE chips are among the most advanced in the industry in terms of radio performance and power consumption. These chips feature integrated quad-band GSM/GPRS and EDGE radio frequency (RF) transceivers and temperature sensors.

About Spreadtrum Communications

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements. For more information, please visit: http://www.spreadtrum.com.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding Spreadtrum’s smooth ramp-up of products for Samsung to be shipped internationally and cooperation on future products with Samsung. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the pace of commercial deployment of the QS520 GSM/GPRS and

QS1001 EDGE transceivers, market acceptance of such products and technologies, continuing competitive pressure in the semiconductor industry, and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the annual report on Form 20-F filed on June 30, 2008, especially the sections under “Risk Factors “ and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and such other documents that the Company may file or furnish with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Media Contacts:

Spreadtrum Communications

Kathy Zhou

Tel: +86-21-5080-2727 Ext :1120

Email: news@spreadtrum.com

Exhibit 99.2

Spreadtrum Communications, Inc. Announces Changes in Finance Personnel

Shanghai, China, April 3, 2009 – Spreadtrum Communications, Inc. (NASDAQ: SPRD, the “Company”), one of China’s leading wireless baseband chipset providers, today announced that its Chief Financial Officer, Richard Wei, has resigned from the Company to pursue other career interests. The Company has commenced a search for his successor. In the interim, the Company’s Vice President of Finance, Shannon Gao, will assume responsibility for day-to-day finance and accounting activities.

Commenting on the transition, Spreadtrum’s President and CEO, Dr. Leo Li, said, “We very much appreciate the contribution that Richard has made over the last two years and wish him all the best in his new endeavor. Shannon has been with us since our earliest days and knows our finance and accounting functions well. She will provide the continuity while we search for a new CFO.”

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (NASDAQ: SPRD) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. The Company combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. The Company has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the Company’s ability to ensure a continuity of finance and accounting functions and to make a turnaround during the management and industry transition. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing weak industry demand and the effect of such weakness on revenue; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the annual report on Form 20-F filed on June 30, 2008, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:

Investor Relations

Tel: +86 21 5080 2727 x2268

E-mail: ir@spreadtrum.com

Exhibit 99.3

Mirics and Spreadtrum announce availability of embedded CMMB PCTV solution

Half mini-card design integrates Mirics’ FlexiRF tuner technology and Spreadtrum’s CMMB demodulator system-on-chip

Fleet, UK, and Shanghai, China, April 7, 2009: Further to the strategic partnership announced in December 2008 between Mirics Semiconductor and Spreadtrum Communications (Nasdaq: SPRD), the two companies today announce the availability of an embedded PCTV solution that supports the China Multimedia Mobile Broadcasting (CMMB) mobile digital TV standard. Mirics will demonstrate the solution receiving live CMMB broadcasts on a standard netbook PC at the Intel Developers Forum in Beijing on April 8, 2009.

CMMB is the mobile TV technology backed by China’s State Administration for Radio, Film and Television (SARFT). With coverage extending to 150 cities already, SARFT expects CMMB to be supported in 337 Chinese cities by the end of 2009, and have a total population coverage of 500 million by 2011. Multi-media enhanced portable PC platforms such as netbooks are ideally suited for receiving the live TV and radio content and data services that CMMB supports and for delivering to consumers on-the-go entertainment and information.

The announced embedded solution measures just 30mmx26.8mm, and has been implemented in the industry standard half mini-card format. The mini-card integrates Mirics’ MSi002 FlexiRF(TM) silicon tuner and Spreadtrum’s SC6600V CMMB demodulator system-on-chip. The solution features all of the CMMB hardware and software required to deliver a complete ready-to-integrate PCTV package, including the ability to support conditional access, and has been optimized for BlazeVideo’s DTV video player.

Commenting on the announcement, Simon Atkinson, CEO, Mirics, said: “As consumers increasingly turn towards netbook PCs as their prime device for multi-media content consumption, CMMB is the ideal technology to deliver live content to such portable platforms. With the announcement of this half mini-card solution, manufacturers can now very simply embed broadcast TV into portable PCs.” Dr. Leo Li, President & CEO, Spreadtrum, said: “In the short elapsed time since Spreadtrum and Mirics announced a strategic PCTV collaboration, the two companies have worked very closely to leverage the innovative features of both company’s chips, and now proudly announce a commercial embedded CMMB solution targeting in particular netbooks, the fastest growing consumer electronics segment today.”

The announced PCTV half mini-card platform is now available to lead customers and partners for platform integration.

About Mirics

Mirics provides total system solutions for converged wireless connectivity on portable consumer electronic devices such as Notebook PCs, Media Players and Cellphones. The initial focus of the company is the delivery of free-to-air broadcast services and content to portable computing and communications devices. With development, support and sales operations in Boston (USA), Hampshire (UK), Hong Kong, Shanghai and Taipei, Mirics has brought together a strong team with extensive experience in delivering high performance integrated circuits and algorithmic IP into high volume wireless, broadcast and cellular applications.

Mirics has secured funding from an eminent investor team comprised of Acacia Capital Partners, Intel Capital and Pond Venture Partners. Mirics recently secured $7 million of financing in January 2009, bringing total investor financial support to $22 million.

Based upon projections from analysts such as IDC and Gartner, Mirics expects the PCTV market to exceed 32 million shipments by 2010.

For more information, please visit: www.mirics.com

About Spreadtrum Communications

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum” or the “Company”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum offers terminal manufacturers a comprehensive portfolio of highly-integrated baseband processor solutions, as well as multimedia chips, RF chips, protocol software and software application platforms. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements. For more information, please visit: http://www.spreadtrum.com.

Spreadtrum Communications Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the expectation of SARFT’s CMMB coverage in China, the effectiveness of CMMB technology to deliver live content to portable platforms and the estimation of netbooks being the fastest growing consumer electronics segment. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the rate at which the commercial deployment of CMMB technologies will grow, market acceptance of the CMMB PCTV solution and CMMB technologies, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for handsets; the state of and any change in the strategic partnership between Mirics and Spreadtrum; the state of and any change in Mirics’ and Spreadtrum’s relationships with their major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the annual report on Form 20-F filed on June 30, 2008, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that the Company may file or furnish with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Media Contacts

Mirics Semiconductor

Chet Babla, Mirics Semiconductor, Oakmere, Barley Way, Ancells Business Park, Fleet, Hampshire, GU51 2UT, UK. Tel: +44 (0) 7739 108 648. Email: press@mirics.com

Press information:

Andrew Town, Pinnacle Marketing Communications, Prosperity House, Dawlish Drive, Pinner, Middlesex, HA5 5LN, UK. Tel: +44 (0) 20 8429 6546. Email: mirics@pinnaclemarcom.com

Spreadtrum Communications

Kathy Zhou

Tel: +86-21-5080-2727 ×1120

Email: news@spreadtrum.com